Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 202/387-5400	Fax: 949/673-4525

February 3, 2014

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: Larry Spirgel, Assistant Director

Washington, D.C. 20549

RE:	First Rate Staffing Corporation
Registration Statement on Form S-1
Amendment No. 4
File No. 333-184910

Dear Mr. Spirgel:

We are writing to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Form S-1 for First Rate Staffing Corporation (the “Company”). The most recent version (Amendment No. 4) was filed in December 2013. Thereafter, we received the comments of the Staff as set forth in the comment letter dated December 13, 2013.

In particular, we are concerned about resolving comment 1, which has been outstanding now for some time. We understand the position of the Commission, but we respectfully disagree in that the sales by the selling shareholders through the Form S-1 will be made in privately-negotiated transactions. Once sales are made, a secondary trading market would likely develop in the shares, and the Company may also become quoted on the OTC Bulletin Board or otherwise. As such, a market price for the shares will form, and it seems to be inconsistent that the selling shareholders will continue to sell at the offering price once a concurrent trading market has simultaneously developed. In addition, we previously provided analysis and supporting authority with respect to our position.

In an effort to resolve this comment, both Mr. James Cassidy and I spoke with your colleagues Mr. Paul Fischer and Ms. Kathleen Krebs on or about December 19, 2013. Per our discussion, we forwarded to Mr. Fischer’s attention an e-mail later that same day noting various similar offerings in which the Staff did not take ultimately the position that it was adopting here with respect to comment 1 and fixing of the offering price even if the shares begin trading on the OTC Bulletin Board or another exchange. The three offerings that we noted (Powerdyne International, Inc., Ameri Metro, Inc. and Manthey Redmond Corporation) are similar in many regards to the instant offering by the Company. We believe that our suggested language on this issue, which worked for the Staff in these offerings, should be permitted by the Commission in this offering by the Company. Accordingly, we respectfully request that you reconsider comment 1 or remove such comment if we use the same type of language that we proposed here (and that was permitted in these other similar offerings).

Based on our conversation with Mr. Fischer and Ms. Krebs in late December, we expected that we would receive some communication regarding a final resolution of this comment, but we have not heard anything as of yet, and several weeks have now passed. We appreciate hearing further feedback or a resolution from the Staff regarding this comment so that the Form S-1 can proceed to becoming effective.

If you have any questions or concerns, please do not hesitate to contact Lee W. Cassidy at (202) 387-5400 or the undersigned at (310) 709-4338. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be simultaneously copied to both lwcassidy@aol.com and tony@tonypatel.com.

Sincerely,

/s/ Anthony A. Patel

Anthony A. Patel, Esq. Cassidy & Associates